

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
Fed I.D. Number 52-1784534

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34719

October 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302



SUPPL

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.



Press Release from Securitas AB

October 18, 2006

Securitas to relocate its head office from London to Stockholm

Securitas current Group resources are located in Stockholm, London and Dublin. The Feltham office in London consists of Group functions such as Corporate Finance, Insurance, Legal, Tax and Investor Relations. It also includes CEO Thomas Berglund and CFO Håkan Winberg. The total number of people involved in Group resources are 49 persons whereof 13 in Feltham.

As of July 1, 2007, all the Feltham Group resources will be relocated to Stockholm, Sweden.

Håkan Winberg, Executive Vice President and CFO has in conjunction with this decision declared his intention not to move to Stockholm and will for that reason resign as CFO and leave Securitas in second half of 2007.

As announced August 31, 2006, Alf Göransson, President and CEO of NCC AB has been appointed President and CEO for Securitas AB to succeed President and CEO Thomas Berglund in March 2007. Alf Göransson will be based in Stockholm.

The press release is also available on: www.securitas.com

Information:

Thomas Berglund, President and CEO +44 (0) 20 8432 6551
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70